UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                  Joystar, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                    48122A109
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                                 (CUSIP Number)


                                  Joystar, Inc.
                               95 Argonaut Street
                              Aliso Viejo, CA 92656
                                 (949) 837-8101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Myint J. Kyaw
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions) (See item 3)

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      U.S.A.
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Number of         7.    Sole Voting Power
Shares
Beneficially            16,583,957*
Owned by          --------------------------------------------------------------
Each              8.    Shared Voting Power
Reporting
Person With
                  --------------------------------------------------------------
                  9.    Sole Dispositive Power

                        16,583,957*
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power


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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      16,583,957*
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      42.3%
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14.   Type of Reporting Person (See Instructions)

      IN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") and the warrants to purchase common stock at an exercise price of $.50 per share (the "Warrants") of Joystar, Inc., whose principal executive offices are located at 95 Argonaut Street, Aliso Viejo, CA 92656 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Myint J. Kyaw a.k.a. Jeffrey Wu (the "Reporting Person").

      (b) The business address of the Reporting Person is 100 William Street, Suite 2000, New York, NY 10038.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

            i. President of Mon Chong Loong Trading Corp., 56-72 49th Place, Maspeth, NY 11378;
            ii. President of Hong Kong Supermarket, Inc., 109 E. Broadway, New York, NY 10002;
            iii. President of Hong Kong Supermarket of Brooklyn, Inc., 6023 8th Avenue, Brooklyn, NY 11220;
            iv. President of Hong Kong Supermarket of Elmhurst, Inc., 82-02 45th Avenue, Elmhurst, NY 11373;
            v. President of Hong Kong Supermarket of Flushing, Inc., 37-11 Main Street, Flushing, NY 11354;
            vi. President of Hong Kong Supermarket of East Brunswick, Inc., 275 Route 18 South, East Brunswick, NJ 08816; and
            vii. Chief Executive Officer of Yifan Communications, Inc., 100 William Street, Suite 2000, New York, NY 10038.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On January 30, 2006 the Reporting Person purchased directly from the Issuer 4,000,000 shares of common stock, no par value per share (the "Shares""), and 8,000,000 warrants to purchase common stock at an exercise price of $.50 per share (the "Warrants") for an aggregate purchase price of $1,400,000. The Shares and Warrants were purchased in a private offering by the Issuer and are not registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), by reason of that certain exemption from the registration provided by Section 4(2) of the Act and Rule 506 of Regulation D. Accordingly, the Shares and Warrants are restricted securities. The Warrants expire in two years. The source of funding for all purchases was personal funds.

Item 4. Purpose of Transaction.

      The Reporting Person has been accumulating Common Stock of the Issuer and may continue doing so. As a result of the Reporting Person's accumulation of 8,583,957 shares of Common Stock and 8,000,000 Warrants, the Reporting Person may seek to change or influence the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 16,583,957* shares of Common Stock, including 8,000,000 shares underlying 8,000,000 Warrants, representing 42.3% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-QSB filed November 16, 2005 and assuming for such purpose the full exercise of the Warrants).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 16,583,957* shares of Common Stock beneficially owned by the Reporting Person.

      (c) On January 30, 2006 the Reporting Person purchased directly from the Issuer 4,000,000 Shares and 8,000,000 Warrants in a private offering. The Shares and Warrants are not registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), by reason of that certain exemption from the registration provided by Section 4(2) of the Act and Rule 506 of Regulation D.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,583,957* shares of Common Stock or the 8,000,000 Warrants owned by the Reporting Person.

      (e) Not applicable.

*This number accurately represents the total shares of Common Stock beneficially owned by the Reporting Person as of the date hereof. However, due to an inadvertent miscalculation on previous filings, the Reporting Person reported his total ownership as approximately 30,000 shares of Common Stock less than it truly was. All individual transactions previously reported were accurate.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 7, 2006

                                     MYINT J. KYAW


                                     /s/ Myint J. Kyaw
                                     ----------------------------------